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                                                                   EXHIBIT 12.01

                          VERITAS Software Corporation
                Computation of Ratio of Earnings to Fixed Charges


                                                                    YEARS ENDED DECEMBER 31,
                                                    ------------------------------------------------------
(All amounts, except ratio data, in thousands)                                                                  THREE MONTHS ENDED
                                                     1993(2)    1994(2)       1995       1996       1997          MARCH 31, 1998
                                                    --------    --------    --------   --------   --------      ------------------
EARNINGS:

   Net Income (loss) before income taxes                                    $  3,138   $ 14,300   $ 23,759            $11,103

      Fixed Charges(1)                                                         2,411      1,570      1,967              1,621
                                                                            --------   --------   --------             ------

      Total Earnings, as adjusted                                              5,549     15,870     25,726             12,724

   Divided by Fixed Charges:                                                   2,411      1,570      1,967              1,621

      Ratio of Earnings to Fixed Charges(2)            n/a         n/a           2.3       10.1       13.1                7.9
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(1) Fixed charges consist of interest expense incurred, including capital leases and the portion of rental expense under operating leases deemed by VERITAS
    Software Corporation to be representative of the interest factor.

(2) During the years ended December 31, 1993 and 1994, there as an insufficiency of earnings to cover fixed charges of approximately $41,615 and $15,060, respectively.